Exhibit 99.1

FOR IMMEDIATE RELEASE - May 26, 2010 - DENVER, COLORADO - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES SUBSIDIARIES’ REORGANIZATION FILINGS UNDER UNITED STATES BANKRUPTCY CODE

On May 25, 2010, Petroflow’s subsidiaries, North American Petroleum Corporation USA and Prize Petroleum, LLC (collectively, the “Debtors”), filed voluntary petitions for relief (the “Chapter 11 Petitions”) under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (the “Court”).  The reorganization cases are being jointly administered under the caption “In re North American Petroleum Corporation USA, Case No.10-11707 (CSS) ” (the “Chapter 11 Cases”).

The Debtors continue to operate their business in the ordinary course as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.  In connection with the Chapter 11 Petitions, the Debtors filed certain “first day” motions, including motions seeking Court approval to honor and pay outstanding employee obligations and use of cash collateral to support the Debtors’ operations during the Chapter 11 Cases.  Access to cash collateral will enable the Debtors to continue to honor their post-bankruptcy obligations when they come due in the ordinary course of business.  A hearing on the first day motions is scheduled for Friday, May 28, 2010, at 11:00 AM (EDT) before the Honorable Kevin Carey in Wilmington, Delaware.

Additional information on the Chapter 11 Petitions, including access to documents filed with the Court and other general information about the Chapter 11 Cases is available at http://dm.epiq11.com/napcus.

For further information, please contact:

Petroflow Energy Ltd.
Tucker Franciscus, Interim CFO
303-296-7070
www.petroflowenergy.com

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